

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2024

Vikas Desai
Chief Executive Officer
Achari Ventures Holdings Corp. I
60 Walnut Avenue, Suite 400
Clark, NJ 07066

> **Re: Achari Ventures Holdings Corp. I**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed April 30, 2024**
> **File No. 333-276422**

Dear Vikas Desai:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 22, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-4

Risk Factors, page 49

1.      We reissue comment 4 in part. Please revise the risk factor to further describe the potential impact of required compliance with Rule 419 if your securities are delisted from Nasdaq.

The Business Combination Agreement
The Achari Board's Reasons for the Approval of the Business Combination, page 110

2.      We note your disclosure on page 114 that "the Achari Board decided it would be prudent to inform the quantitative analysis they had performed with certain non-quantitative metrics which they deemed may also influence or otherwise inform a valuation of Vaso" including "(iv) the general belief that Vaso's business would benefit from strengthening macro-economic and secular trends and (v) with respect to the landscape for potential business combinations generally, what the Achari Board considered to be an improving

market view of such transactions in recent months." Please revise to discuss the basis for these beliefs.

3.  We note your revised disclosure in response to comment 7 and reissue to comment. Please revise to provide the valuation analysis that supports Achari's $176 million valuation for Vaso.

4.  We note the revised disclosure on page 126 in response to comment 8 and reissue the comment in part. Please revise to further discuss whether and to what extent Vaso's lack of supporting evidence for the growth rates initially provided to Achari's management team influenced the decision to recommend the business combination. Please also address what consideration the Achari board gave to the fact that Vaso's financial advisor relied on these projections. Finally, please disclose the projections Achari received from Vaso, including the underlying material assumptions.

Background of the Business Combination, page 120

5.  We note your response to comment 14 and reissue the comment in part. You continue to state on page 127, "It is in the best interest of the Sponsor and Achari's directors and officers to complete a business combination rather than liquidate Achari, which is not necessarily true for Achari's Public Stockholders who may receive more value for their Public Shares as a result of the liquidation of Achari rather than through the Business Combination." Please clarify how this is consistent with the Board's resolution, as stated on page 110, that "(i) that the terms and conditions of the Business Combination Agreement, and the transactions contemplated thereby, including the Business Combination, are advisable and in the best interests of Achari and its stockholders" and its recommendation "that the Achari stockholders approve the transactions contemplated by the Business Combination Agreement and other proposals submitted to such stockholders."

Management's Discussion and Analysis of Financial Condition and Results of Operations of Achari, page 169

6.  We note the added disclosure on page 171 that Achari and Vaso entered into the Vaso Working Capital Letter Agreement on April 18, 2024.  Please include the agreement as an exhibit to the registration statement.  Refer to Item 601(b)(10) of Regulation M-A.  Revise to clarify that amounts transferred as Unpaid SPAC Expenses will only increase the amount by which those expenses exceed what is permitted pursuant to the merger agreement (that Unpaid SPAC Expenses not exceed $4,500,000).  Revise page 59 to clarify if it is the Sponsor and/or affiliates who will forgive the excess amounts to satisfy this condition, and if so, revise appropriate sections of the registration statement, including the risk factors and related party transactions, to disclose these additional measures the Sponsors and affiliates are taking to ensure aid the success of the merger, and the conflicts of interest involved in forgiving these excess expenses.

Market Price and Dividends of Securities, page 175

7.      Please revise this section to provide the information for both companies required by Item 201(a)(1) of Regulation S-K.  Please refer to Item 14(d) of Form S-4.

Fairness Opinion of River Corporate, page 194

8.      We note your response to comment 10 and reissue the comment. As Vaso provided its Fairness Opinion from River to the Board and it is included in this document, please provide us with copies of the materials that relate to the analysis underlying the opinion, including any materials Vaso's financial advisors prepared and shared with Vaso in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to Vaso' board.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Vaso
Critical Accounting Policies, Goodwill and Intangible Assets, page 201

9.      The revisions made in response to comment 17 indicate that you performed a quantitative assessment of goodwill as of December 31, 2023 for your NetWolves reporting unit. Please expand your disclosures to address the following:
   •   Provide a detailed description of the method(s) used to determine the fair value of the reporting unit:
   •   Disclose the quantified assumptions used in determining the fair value of the reporting unit and how such assumptions were determined; and
   •   Explain how changes in key assumptions could impact your fair value determination.

10.     Your revised disclosures indicates that you obtained a fair value opinion from an outside valuation firm. Please tell us the nature and extent of the specialist's involvement and whether you believe the specialist was acting as an expert as defined under Section11(a) of the Securities Act of 1933 and Section Section 436(b) of Regulation C, such that you must disclose the name of the specialist in the Form S-4 and provide a consent from the specialist. If you conclude the specialist is not considered an expert under the Securities Act, please revise your disclosures to clarify.

11.     As a related matter, we see that you performed a qualitative analysis of the FGE reporting unit and "concluded a goodwill impairment charge was not warranted." Revise to disclose, if true, that it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is not less than its carrying amount, including goodwill, as stated in ASC 350-20-35-3.

General

12.　We note your response to comment 1 and reissue the comment in part. Please further revise your cover page disclosure to briefly discuss the Nasdaq deficiency that resulted in the trading suspension of Achari's securities. Please also discuss the uncertainty around the timing of the Nasdaq review and appeal process.

13.　We note your response to comment 2 and reissue the comment. Please revise proposal 3 to provide separate binding votes on each of the (1) proposal to reclassify all of the outstanding shares of Achari's common stock, including the creation of Class A Common Stock and Class B common stock, and (2) the increase in authorized common stock from 100,000,000 shares of common stock pre-Business Combination to 110,000,000 shares of common stock post-Business Combination (which shall be divided into 100,000,000 authorized shares of Class A common stock and 10,000,000 authorized shares of Class B common stock), or provide us your analysis on why the two need not be separate votes.

14.　We note from the risk factor on page 54 that Achari's securities were suspended from trading on Nasdaq on April 9, 2024 "as a result of a delisting determination the Company received in connection with the Company's failure to regain compliance with certain continued listing standards by April 2, 2024, which was the deadline Nasdaq had set for the Company to consummate the Business Combination or otherwise regain compliance with such standards." We also note that you have not filed any reports pursuant to the Exchange Act disclosing this suspension. Please provide your analysis explaining why you are not required to file a current report on Form 8-K disclosing the suspension as a result of the delisting determination.

　Please contact Kristin Lochhead at 202-551-3664 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Abby Adams at 202-551-6902 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc:　Timothy J. Kirby, Esq.